SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                                     ALSTOM
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Ordinary Shares, nominal value(euro)1.25
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   021244108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 23, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d - 1(b)
[X]  Rule 13d - 1(c)
[ ]  Rule 13d - 1(d)



          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

          The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 021244108                    13G                    Page 2 of 10 Pages

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Societe Generale

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|

     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             France

                   5      SOLE VOTING POWER

                          73,303,488
 NUMBER OF
  SHARES           6      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                44,810,679
    EACH
 REPORTING         7      SOLE DISPOSITIVE POWER
PERSON WITH
                          73,303,488

                   8      SHARED DISPOSITIVE POWER

                          44,810,679

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             118,114,167


10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             N/A

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             19.97%

12           TYPE OF REPORTING PERSON*

             CO

CUSIP No. 021244108                    13G                    Page 3 of 10 Pages

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             EZEPART

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|

     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             France

                   5      SOLE VOTING POWER

                          0
 NUMBER OF
  SHARES           6      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                40,788,616
    EACH
 REPORTING         7      SOLE DISPOSITIVE POWER
PERSON WITH
                          0

                   8      SHARED DISPOSITIVE POWER

                          40,788,616

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             40,788,616


10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             N/A

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.9%

12           TYPE OF REPORTING PERSON*

             CO

CUSIP No. 021244108                    13G                    Page 4 of 10 Pages

Item 1(a).   Name of Issuer:

             ALSTOM

Item 1(b).   Address of Issuer's Principal Executive Offices:

             25, avenue Kleber, 75116 Paris, France

Item 2(a)    Name of Person Filing:

             Societe Generale
             EZEPART

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             Societe Generale has its registered office at 29, boulevard Haussmann, 75009 Paris, France
             EZEPART has its registered office at 17, cours Valmy, 92800 Puteaux, France

Item 2(c)    Citizenship:

             See Item 4 of Cover Pages.

Item 2(d)    Title of Class of Securities:

             Ordinary Shares, nominal value (euro)1.25

Item 2(e)    CUSIP Number:

             021244108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Not Applicable

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount beneficially owned: See Item 9 of Cover Pages
             (b)  Percent of class: See Item 11 of Cover Pages
             (c)  Number of shares as to which the person has:
                  (i)  Sole power to vote or direct the vote:
                       See Item 5 of Cover Pages
                 (ii)  Shared power to vote or direct the vote:
                       See Item 6 of Cover Pages
                (iii)  Sole power to dispose or to direct the disposition of:
                       See Item 7 of Cover Pages
                 (iv)  Shared power to dispose or to direct the disposition of:
                       See Item 8 of Cover Pages

CUSIP No. 021244108                    13G                    Page 5 of 10 Pages

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following          |_|


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not Applicable


Item 8.      Identification and Classification of Members of the Group.

             Please see Exhibit I


Item 9:      Notice of Dissolution of Group.

             Not Applicable


Item 10.     Certifications

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 021244108                    13G                    Page 6 of 10 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      December 24, 2003



                                                      /s/ Gilbert Artiguenave
                                                      -----------------------
                                                      By:    Gilbert Artiguenave
                                                      Title: Officer

CUSIP No. 021244108                    13G                    Page 7 of 10 Pages


                                Table of Exhibits


Exhibit I    Identification and Classification of Members of the Group

Exhibit II   Joint Filing Agreement between EZEPART and Societe Generale

CUSIP No. 021244108                    13G                    Page 8 of 10 Pages


                  Exhibit I Required by Item 8 of Schedule 13G

            Identification and Classification of Members of the Group

             EZEPART is a French societe par actions simplifiee with a registered office located at 17, cours Valmy, 92800 Puteaux, France. It is registered with the Nanterre Registry of Companies under number 340 040 633 and is 100% controlled by Societe Generale.

             Societe Generale is a French societe anonyme with a registered office located at 29, boulevard Haussmann, 75009 Paris, France. It is registered with the Paris Registry of Companies under number 552 120 222 and is a leading French bank.

CUSIP No. 021244108                    13G                    Page 9 of 10 Pages


                                   Exhibit II

                             Joint Filing Agreement

CUSIP No. 021244108                    13G                   Page 10 of 10 Pages

                             JOINT FILING AGREEMENT
                             ----------------------

             In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value (euro)1.25 per share, of ASLTOM, a French societe anonyme, and that this Agreement may be included as an Exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

             IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 4th day of December, 2003.

                                           EZEPART

                                           /s/ Jean-Christophe Ginet
                                           -------------------------
                                           Name:  Jean-Christophe Ginet
                                           Title: Financial Management Director
                                                  of the SOCIETE GENERALE Group

                                           SOCIETE GENERALE

                                           /s/ Gilbert Artiguenave
                                           -----------------------
                                           Name:  Gilbert Artiguenave
                                           Title: Officer